BP 2/20 *

[redacted]

S 08025915 MISSION

# ANNAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 05743 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUINCY CASS ASSOCIATES, INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1450

(No. and Street)

Los Angeles, (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, Certified Public Accountant (818)597-5858

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

5655 Lindero Cyn Rd, Suite 625 (Address) Westlake Village (City) CA (State) 91362 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 2 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC Mail Processing Section
JAN 2 2 2008
Washington, DC
104

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joel H. Ravitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quincy Cass Associates, Incorporated, as of November 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman & Chief Executive Officer

Title

Notary Public

REBECCA TERRAZAS
Commission # 1629656
Notary Public - California
Los Angeles County
My Comm. Expires Dec 13 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Tone, Walling & Kissinger**
*Certified Public Accountants*
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-597-5858
FAX 818-597-5860

## Independent Auditors' Report

TO: The Board of Directors & Shareholders
**QUINCY CASS ASSOCIATES, INCORPORATED**

We have audited the consolidated statement of financial condition of QUINCY CASS ASSOCIATES, INCORPORATED as of November 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Quincy Cass Associates, Incorporated, as of November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Tone, Walling & Kissinger

January 10, 2008.

**QUINCY CASS ASSOCIATES, INCORPORATED**
CONSOLIDATED STATEMEMT OF FINANCIAL CONDITION
NOVEMBER 30, 2007

## ASSETS

| | | |
|---|---|---|
| Cash | | $868,838 |
| Receivable from clearing organization | | 31,226 |
| NASDAQ warrants, at fair market value (cost $22,300) | | 34,688 |
| Investment account at fair market value | | 27 |
| Fixed assets: | | |
| Equipment and furnishings | $110,360 | |
| Computer hardware | 106,294 | |
| Leasehold improvements | 94,674 | |
| Vehicle | 26,319 | |
| | 337,647 | |
| Less: accumulated depreciation | (309,352) | 28,295 |
| Other assets | | 4,993 |
| | | $968,067 |

## LIABILITIES & SHAREHOLDERS' EQUITY

| | |
|---|---|
| Book bank overdraft | $28,525 |
| Accounts payable and accrued liabilites | 114,518 |
| Payable to clearing organization | 5,011 |
| Deferred income taxes | 350 |
| Commitments and contingent liabilities | -- |
| Shareholders' equity | 819,663 |
| | $968,067 |

See notes to financial statements.

**QUINCY CASS ASSOCIATES, INCORPORATED**
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2007

## 1. Significant Accounting Policies

### Description of Business, Risks and Exposures

The Company operates in three business segments: processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

Operational risk arises in processing broker-dealer transactions by failure to process transactions properly, failure to exercise due care in the investment management of customers' investments or failure to manage real estate operations properly. Company management has placed the proper operational controls to mitigate these risks. While customer accounts are protected by a $100,000,000 insurance policy, in the event of failure by the clearing organization, the Company has a credit risk to the extent there is any money due from it. The other business segments do not have a level of concentration significant enough to significantly impact the financial position of the Company should any one event, such as the loss of one customer, occur.

The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect reported amounts and disclosures in this statement. Actual results could differ from those estimates.

### Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Commission income and expenses are recorded on a trade date basis.

### Securities Owned

The Company values its securities owned at the fair market value as of the end of the period, with the resultant gain or loss recorded as part of the income statement when presented.

### Capitalization & Depreciation

Equipment, furnishings, computer equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset (generally five to seven years) or the initial term of the lease, whichever is shorter. Purchased software, included in other assets, is amortized over from three to five years.

### Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and

liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash equivalents and have been included as part of the cash balance. Included in the cash balances are $840,463 in money marker accounts bearing interest at 4.18%.

## 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under the rule the Company is required to maintain net capital, as defined, of $100,000 and total aggregate indebtedness, as defined, may not exceed 15 times net capital. As of November 30, 2007, the Company's net capital was $756,718 and the total aggregate indebtedness, as defined, was 0.20 times net capital.

All equity of the subsidiaries is included as capital in the computation of the Company's net capital, because the assets of the subsidiaries are readily available for the protection of the Company's creditors, as permitted by rule 15c3-1.

## 3. Commitments

The Company has an operating lease covering its offices through June 2010. Gross rent expense was $122,754, including cost pass-throughs by the landlord. Minimum future rental commitments, are payable as follows:

| Year | Amount |
|---|---|
| 2008 | $140,653 |
| 2009 | 146,201 |
| 2010 | 122,754 |
| | ======= |

## 4. Income Taxes

As of year end, the deferred tax liability was comprised of the tax effect of the depreciation timing differences and the current year state taxes between books and tax reporting.

END